Nicole C. Brookshire

+1 212 479 6157

nbrookshire@cooley.com

September 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tempus Labs, Inc.
Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Tempus Labs, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on September 1, 2021, we hereby confirm that the Registration Statement and all amendments thereto shall be publicly filed with the Securities and Exchange Commission not later than 15 days before the date on which the Company commences a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

Please direct all notices, comments and communications with respect to this confidential submission to me at (212) 479-6157, Christina T. Roupas of Cooley LLP at (312) 881-6670, Richard Segal of Cooley LLP at (617) 937-2332, or Courtney M.W. Tygesson of Cooley LLP at (312) 881-6680.

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire
Cooley LLP

55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com